Exhibit 99.1
November 25, 2015
ALGONQUIN POWER & UTILITIES CORP.
BOUGHT TREASURY OFFERING OF COMMON SHARES
TERM SHEET
A FINAL BASE SHELF PROSPECTUS CONTAINING IMPORTANT INFORMATION RELATING TO THE SECURITIES DESCRIBED IN THIS DOCUMENT HAS BEEN FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN EACH OF THE PROVINCES OF CANADA. A COPY OF THE FINAL BASE SHELF PROSPECTUS, ANY AMENDMENT TO THE FINAL BASE SHELF PROSPECTUS AND ANY APPLICABLE SHELF PROSPECTUS SUPPLEMENT THAT HAS BEEN FILED, IS REQUIRED TO BE DELIVERED WITH THIS DOCUMENT. THIS DOCUMENT DOES NOT PROVIDE FULL DISCLOSURE OF ALL MATERIAL FACTS RELATING TO THE SECURITIES OFFERED. INVESTORS SHOULD READ THE FINAL BASE SHELF PROSPECTUS, ANY AMENDMENT AND ANY APPLICABLE SHELF PROSPECTUS SUPPLEMENT FOR DISCLOSURE OF THOSE FACTS, ESPECIALLY RISK FACTORS RELATING TO THE SECURITIES OFFERED, BEFORE MAKING AN INVESTMENT DECISION.

ISSUER:	Algonquin Power & Utilities Corp. (the “Company”).

ISSUE:	Treasury offering of 14,355,000 common shares (the “Common Shares”).

ISSUE AMOUNT:	$150,009,750, prior to the Over-Allotment Option.

OVER-ALLOTMENT OPTION:
The Company has granted the underwriters an option, exercisable at the Issue Price for a period of 30 days following the Closing Date, to purchase up to an additional 15% of the Issue to cover over-allotments, if any.

ISSUE PRICE:	$10.45 per Common Share.

USE OF PROCEEDS:	Net proceeds of the Offering will be used to partially finance certain of the Company’s previously disclosed growth opportunities and for general corporate purposes.

LISTING:	The Common Shares will be listed on the TSX under the symbol “AQN”.

Dividends:
The Company currently pays quarterly dividends at an annual rate of US $0.385 per Common Share. The Company has declared a dividend in the amount of US $0.09625 per Common Share, payable on January 15, 2016, to shareholders of record as of December 31, 2015.

FORM OF OFFERING:
Public offering by way of a supplement to the Company’s existing base shelf prospectus dated February 18, 2014 to be filed in all provinces of Canada. Offered in the United States on a private placement basis via 144A and internationally pursuant to applicable private placement exemptions. A copy of the supplement and short form base shelf prospectus will be available at www.sedar.com.

FORM OF UNDERWRITING:	“Bought deal” basis, subject to the formation of a mutually agreed underwriting syndicate and conventional termination provisions to be included in a definitive underwriting agreement.

ELIGIBILITY FOR INVESTMENT:	Eligible under the usual Canadian statutes as well as for RRSPs, RESPs, RRIFs, RDSPs, TFSAs and DPSPs.

BOOKRUNNERS:	CIBC Capital Markets and TD Securities Inc.

UNDERWRITING FEE:	4.0%.

CLOSING DATE:	On or about December 2, 2015.